UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Straße 52

60311 Frankfurt am Main, Germany

i

EXPLANATORY NOTE

This annual report on Form 18-K for the fiscal year ended December 31, 2011 is filed by KfW, also known as Kreditanstalt für Wiederaufbau, an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). This annual report on Form 18-K, as subsequently amended, is intended to be incorporated by reference into the prospectus dated May 20, 2011 of KfW and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

In this annual report, references to “€,” “euro” and “EUR” are to the single European currency of the member states of the European Union participating in the euro, including the Federal Republic of Germany. References to “U.S. dollars,” “$” or “USD” are to United States dollars.

FORM 18-K

1.	In respect of each issue of securities of KfW registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or amortization installment.

Not applicable.

KfW

2.	A statement as of the close of the last fiscal year of KfW giving the total outstanding of:

(a)	Internal funded debt of KfW. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of KfW, which is defined as euro denominated debt with an initial maturity of more than one year (bonds and other fixed-income securities, other borrowings, and subordinated liabilities), outstanding as of December 31, 2011 was EUR 163.60 billion.

(b)	External funded debt of KfW. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

For the principal amount of external funded debt of KfW, which is defined as non-euro denominated debt with an initial maturity of more than one year (bonds and other fixed-income securities, other borrowings, and subordinated liabilities), see “KfW—Business—Capital Markets—Funding—Financial-Market Funds—Capital-Market Funding—Information on Issues of Funded Debt of KfW Bankengruppe (as of December 31, 2011),” p. 32 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of KfW outstanding as of the close of the last fiscal year of KfW. See “KfW—Business—Capital Markets-Funding—Financial-Market Funds—Capital-Market Funding—Information on Issues of Funded Debt of KfW Bankengruppe (as of December 31, 2011),” p. 32 of Exhibit (d), which is hereby incorporated by reference herein.

4. (a)	As to each issue of securities of KfW which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of KfW. As of December 31, 2011, KfW held own debt securities (registered and non-registered) in a principal amount of EUR 14.1 billion. The amount of registered debt securities included in these holdings did not exceed 3% of the total volume of outstanding registered debt securities, and thus, is not substantial.

(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so. Not practicable.

(3)	Total amount otherwise outstanding. Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by KfW to reacquire such securities. Not applicable.

5.	A statement as of the close of the last fiscal year of KfW giving the estimated total of:

(a)	Internal floating indebtedness of KfW. (Total to be stated in the currency of the registrant.) The total principal amount of internal floating indebtedness of KfW, which is defined as euro denominated debt with an initial maturity of one year or less (short-term funds), outstanding as of December 31, 2011 was EUR 6.0 billion.

(b)	External floating indebtedness of KfW. (Total to be stated in the respective currencies in which payable.) The principal amount of external floating indebtedness of KfW, which is defined as non-euro denominated debt with an initial maturity of one year or less (short-term funds), outstanding as of December 31, 2011 was:

Currency	Principal amount outstanding in currency	Equivalent in euro with conversion rate as of December 31, 2011
AUD	1,258,000,000.00	988,760,512.44
CAD	10,000,000.00	7,567,158.53
GBP	5,515,700,000.00	6,603,256,315.11
JPY	600,000,000.00	5,988,023.95
NOK	5,856,000,000.00	755,223,110.66
NZD	34,000,000.00	20,314,273.76
SGD	29,600,000.00	17,599,143.83
USD	25,635,855,551.10	19,812,856,906.39

Total		28,211,565,444.67

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of KfW for each fiscal year of KfW ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “KfW—Financial Section—Financial Review—Development of Earnings Position,” “KfW—Financial Section—Consolidated Financial Statements of KfW Bankengruppe—Consolidated Statement of

Comprehensive Income,” “KfW—Financial Section—Notes to the Consolidated Financial Statements—Accounting Policies,” and “KfW—Financial Section—Notes—Notes to the Statement of Comprehensive Income,” pp. 49 to 52, 79, 87 to 100 and 101 to 109 of Exhibit (d), which are hereby incorporated by reference herein.

7. (a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the government of the Federal Republic during 2011.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2011.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the Registrant, and of any further gold stocks held by the registrant.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of KfW for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if KfW has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of December 31, 2011 giving the total outstanding of:

(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total amount of internal funded indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of one year or more, outstanding as of December 31, 2011 was EUR 1,042.66 billion. (Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2011, Bundesanzeiger Nr. 38 of March 7, 2012, pages 975-976; Federal Republic of Germany, Finance Agency, Auctions Results 2011, http://www.deutsche-finanzagentur.de/fileadmin/Material_Deutsche_Finanzagentur/PDF/Institutionelle_Investoren/Auktionen/Auktionen_ Archiv/Auctions_2011.pdf.) For information on the debt of the Federal Republic, see “The Federal Republic of Germany—Tables and Supplementary Information—I. Direct Debt of the Federal Government—Summary,” p. G-37 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

As of December 31, 2011, the total amount of external funded indebtedness of the Federal Republic, which is defined as non-euro denominated debt with an initial maturity of one year or more, was USD 4 billion.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “The Federal Republic of Germany—Tables and Supplementary Information—I. Direct Debt of the Federal Government,” pp. G-37 to G-41 of Exhibit (d), which are hereby incorporated by reference herein.

4. (a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year, outstanding as of December 31, 2011 was EUR 30.27 billion. (Source:
Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31.
Dezember 2011, Bundesanzeiger Nr. 38 of March 7, 2012, pages 975-976; Federal Republic of Germany, Finance Agency,
Auctions Results 2011, http://www.deutsche-finanzagentur.de/fileadmin/Material_Deutsche_Finanzagentur/PDF
/Institutionelle_Investoren/Auktionen/Auktionen_Archiv/Auctions_2011.pdf.)

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany—Public Finance,” pp. G-30ff of Exhibit (d), which are hereby incorporated by reference herein.

7. (a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2011.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2011.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany—Monetary and Financial System—Official Foreign Exchange Reserves,” p. G-24 of Exhibit (d), which is hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Trade,” pp. G-21 to G-22 of Exhibit (d), which are hereby incorporated by reference herein.

10.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Payments,” p. G-19 to G-20 of Exhibit (d), which is hereby incorporated by reference herein.

This annual report comprises:

(a)	Pages numbered 1 to 8, consecutively.

(b)	The following exhibits:

Exhibit (a)	—	None.
Exhibit (b)	—	None.
Exhibit (c)	—	The latest annual budget for the Federal Republic of Germany (pp. G-30 to G-36 of Exhibit (d) hereto).
Exhibit (d)	—	Description of KfW and the Federal Republic of Germany, dated May 10, 2012.
Exhibit (e)	—	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.
Exhibit (f)	—	Consent of the Federal Republic of Germany.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized in Frankfurt/Main, Germany on May 10, 2012.

KfW

By:	/s/ BERND LOEWEN
Name: Bernd Loewen
Title: Member of the Executive Board

By:	/s/ DR FRANK CZICHOWSKI
Name: Dr Frank Czichowski
Title: Senior Vice President and Treasurer

EXHIBIT INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-30 to G-36 of Exhibit (d) hereto).

(d)	Description of KfW and the Federal Republic of Germany, dated May 10, 2012.

(e)	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

(f)	Consent of the Federal Republic of Germany.